FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

New Century Mortgage Securities Inc.	0001084701
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K,October 23, Series 2003-5	333-104454

Name of Person Filing the Document
(If Other than the Registrant)


03035666


SEC MAIL PROCESSING
RECEIVED
OCT 27 2003
WASH. D.C.
188
SECTION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 23, 2003

NEW CENTURY MORTGAGE SECURITIES INC.

By: /s/ Kevin Cloyd
Name: Kevin Cloyd
Title: Executive Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

(Part I or II)

$1,089,000,000 (Approximate)

New Century Home Equity Loan Trust, Series 2003-5


NEW CENTURY
MORTGAGE CORPORATION

New Century Mortgage Securities, Inc.
Depositor

New Century Mortgage Corporation
Originator and Master Servicer

October 6, 2003 (Alternative Structure; Updated from September 30, 2003)

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns. and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$[1,089,000,000] (Approximate)
New Century Home Equity Loan Trust, Series 2003-5

New Century Mortgage Securities, Inc.
Depositor

New Century Mortgage Corporation
Originator and Master Servicer

TRANSACTION HIGHLIGHTS

Characteristics of the Certificates (1), (2), (3), (4)

Offered Certificates	Original Principal Balance	Coupon	Avg Life To Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Distribution Date	Ratings (Mdy's/S&P)
Class A-I-1	$259,746,000	(6)	**1.00**	0	20	[3/25/18]	Aaa / AAA
Class A-I-2	108,420,000	Fixed	**2.00**	19	9	[1/25/22]	Aaa / AAA
Class A-I-3	180,350,000	Fixed	**3.00**	27	20	[12/25/27]	Aaa / AAA
Class A-I-4	119,980,000	Fixed	**5.00**	46	31	[2/25/31]	Aaa / AAA
Class A-I-5	24,904,000	Fixed	**7.00**	76	19	[9/25/31]	Aaa / AAA
Class A-I-6	91,175,000	Fixed (7)	**9.45**	94	22	[12/25/33]	Aaa / AAA
Class A-I-7	87,175,000	Fixed	**6.68**	36	80	[12/25/33]	Aaa / AAA
Class A-II	74,250,000	(6)(7)	**3.62**	0	116	[12/25/33]	Aaa / AAA
Class M-1	53,350,000	Fixed (7)	**6.50**	38	78	[12/25/33]	Aa2 / AA
Class M-2	44,000,000	Fixed (7)	**6.50**	38	78	[12/25/33]	A2 / A
Class M-3	13,750,000	Fixed (7)	**6.50**	38	78	[12/25/33]	Baa1 / BBB+
Class M-4	7,150,000	Fixed (7)	**6.50**	38	78	[12/25/33]	Baa2 / BBB
Class M-5	8,250,000	Fixed (7)	**6.50**	38	78	[12/25/33]	Baa3 / BBB-
Class B (5)	16,500,000	Fixed (7)	**6.09**	38	76	[12/25/33]	Ba2 / BB

Notes:

1. Bond sizes subject to a variance of +/- 5%.
2. Certificates are priced to the 10% optional clean-up call.
3. Based on the pricing prepayment speed described herein.
4. The Class A, Class M and Class B Certificates are subject to a Net WAC Rate Cap.
5. The Class B Certificates are not offered hereby.
6. The lesser of (a) 1-month LIBOR plus the related margin and (b) the related Net WAC Rate Cap.
7. After the Optional Termination Date, the Pass-Through Rate on the Class A-I-6, Class M and Class B Certificates will increase by 0.50% per annum. Likewise, the margin on the Class A-II Certificates will double.

Issuer: New Century Home Equity Loan Trust, Series 2003-5

Depositor: New Century Mortgage Securities, Inc., a Delaware corporation

Originator and Master Servicer: New Century Mortgage Corporation

Trustee and Custodian: Deutsche Bank National Trust Company

Underwriter: Bear. Stearns & Co. Inc.

Offered Certificates:	The Class A-I-1, Class A-I-2, Class A-I-3, Class A-I-4, Class A-I-5, Class A-I-6, Class A-I-7, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates.
Non-Offered Certificates:	The Class B, Class CE, Class P and Class R Certificates.
Collateral:	As of Statistical Calculation Date, the Mortgage Loans consisted of 5,169 fixed- and adjustable-rate, first-lien mortgage loans totaling approximately $[1,044,602,500]. On the Closing Date, the aggregate principal balance of the Mortgage Loans delivered to the trust is expected to be equal to $[1,100,000,000] as of the Cut-off Date.
Group I Mortgage Loans:	As of Statistical Calculation Date, the Group I Mortgage Loans consisted of 4,923, fixed-rate, first-lien mortgage loans totaling approximately $[972,111,840]. On the Closing Date, the aggregate principal balance of the Group I Mortgage Loans delivered to the trust is expected to be equal to $[1,025,000,000] as of the Cut-off Date.
Group II Mortgage Loans:	As of Statistical Calculation Date, the Group II Mortgage Loans consisted of 246, adjustable-rate, first-lien mortgage loans totaling approximately $[72,490,660]. On the Closing Date, the aggregate principal balance of the Group II Mortgage Loans delivered to the trust is expected to be equal to $[75,000,000] as of the Cut-off Date.
Expected Pricing Date:	On or about October [7], 2003
Closing Date:	On or about October [17], 2003
Statistical Calculation Date:	September 18, 2003
Cut-off Date:	October 1, 2003
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in November 2003.
Record Date:	With respect to the Class A, Class M and Class B Certificates (other than the Class A-I-1 and Class A-II Certificates), the last day of the calendar month immediately preceding the calendar month in which a Distribution Date occurs. With respect to the Class A-I-1 and Class A-II Certificates, the business day immediately preceding each Distribution Date.
Delay Days:	With respect to the Class A, Class M and Class B Certificates (other than the Class A-I-1 and Class A-II Certificates), 24 days. With respect to the Class A-I-1 and Class A-II Certificates, 0 days.
Determination Date:	The Determination Date with respect to any Distribution Date is on the 15th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.

Interest Accrual Period:	The "accrual period" for the Class A Certificates (other than the Class A-I-1 and Class A-II Certificates), the Class M Certificates and the Class B Certificates will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs. The trustee will calculate interest on the Class A Certificates (other than the Class A-I-1 and Class A-II Certificates), the Class M Certificates and the Class B Certificates based on a 360-day year that consists of twelve 30-day months. The Class A-I-1 and Class A-II Certificates will be entitled to interest accrual, with respect to any Distribution Date, from and including the preceding Distribution Date (or from and including the closing date in the case of the first Distribution Date) to and including the day prior to the then current Distribution Date at the related pass-through rate on the related aggregate principal balance of the related Certificates, calculated on an actual/360-day basis.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the calendar month immediately preceding the month in which the Distribution Date occurs.
ERISA Considerations:	It is expected that the Offered Certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such certificates.
Legal Investment:	It is not anticipated that any of the Offered Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA).
Tax Matters:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.
Optional Termination:	At its option, the Master Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the Mortgage Loans remaining in the trust, as of the last day of the related Due Period, have been reduced to less than 10% of the principal balance of the Mortgage Loans as of the Cut-off Date. In such case, the Class A, Class M and Class B Certificates will be redeemed at par plus accrued interest.
Administrative Fees:	The sum of (a) the "Servicing Fee" calculated at the "Servicing Fee Rate" of 0.35% per annum and (b) the "Trustee Fee" calculated at the "Trustee Fee Rate" of 0.021% per annum. The Servicing Fee and the Trustee Fee will be paid monthly on the stated principal balance of the Mortgage Loans.
Principal & Interest Advances:	The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Servicing Advances: The Master Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Compensating Interest: The Master Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls (Prepayment Interest Shortfalls.) due to partial and/or full prepayments on the Mortgage Loans.

Coupon Step-up: On each Distribution Date following the Optional Termination Date, the margin on the Class A-II Certificates will double and the Pass-Through Rate on Class A-I-6, Class M and Class B Certificates will each increase by 0.50% per annum.

Prepayment Assumption: Loan Group I: 4% CPR building to 20% CPR over 12 months, and 20% CPR thereafter. Loan Group II: 28% CPR.

Credit Enhancement:

1. Excess Spread
2. Overcollateralization
3. Subordination

Overcollateralization Amount: The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans over (ii) the sum of the Aggregate Certificate Principal Balance of the Class A, Class M, Class B and Class P Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately [1.00]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) [2.00]% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $[5,500,000] or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates will be fully funded on the Closing Date.

Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in November 2006 and (y) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately 28.00%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the Class CE Certificates) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	Initial CE %	CE % On/After Stepdown Date
A	[14.00]%	[28.00]%
M-1	[9.15]%	[18.30]%
M-2	[5.15]%	[10.30]%
M-3	[3.90]%	[7.80]%
M-4	[3.25]%	[6.50]%
M-5	[2.50]%	[5.00]%
B	[1.00]%	[2.00]%

Trigger Event: If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test: The Delinquency Test is violated on any Distribution Date if the percentage obtained by dividing (x) the principal amount of Mortgage Loans Delinquent 60 days or more or are in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy by (y) the aggregate Principal Balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [57.00]% of the Credit Enhancement Percentage.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Distribution Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
November 2006 through October 2007	[1.00]%
November 2007 through October 2008	[1.75]%
November 2008 through October 2009	[2.50]%
November 2009 through October 2010	[2.75]%
November 2010 and thereafter	[3.00]%

Realized Losses: Generally, any realized losses on the Mortgage Loans will be absorbed first by Excess Spread, second, by the Overcollateralization Amount, third, by the Class B Certificates and fourth, by the Class M Certificates in reverse numerical order.

Expense Adjusted Mortgage Rate: The per annum rate equal to the weighted average of the mortgage rate of each Mortgage Loan minus the sum of (i) the Servicing Fee Rate and (ii) the Trustee Fee Rate.

Adjusted Net Maximum Mortgage Rate: The per annum rate equal to the weighted average of the maximum mortgage rate of each Mortgage Loan (or the mortgage rate for each fixed-rate Mortgage Loan) minus the sum of (i) the Servicing Fee Rate and (ii) the Trustee Fee Rate.

Net WAC Rate Cap: For any Distribution Date and the Class A-I, Class M and Class B Certificates, a rate per annum (in the case of the Class A-I-1 Certificates, adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group I Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period.

For any Distribution Date and the Class A-II Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group II Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period.

Net WAC Maximum Rate Cap: For any Distribution Date and the Class A-I-1 and Class A-II Certificates, the rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans.

Pass-Through Rates: The Pass-Through Rate on any Distribution Date for the Class A-I-1 and Class A-II Certificates will equal the lesser of:

(a) The related Formula Rate; and
(b) The related Net WAC Rate Cap.

Formula Rate: The Formula Rate on any Distribution Date for each class of Class A-I-1 and Class A-II Certificates will equal the lesser of:

(a) One-month LIBOR plus the related certificate margin; and
(b) The related Net WAC Maximum Rate Cap.

Interest Carry Forward Amount: For each class of Offered Certificates, and on any Distribution Date, the sum of (i) the excess of (A) the Accrued Certificate Interest for such Class with respect to the prior Distribution Date (excluding any Net WAC Cap Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Interest Distribution Amount: The Interest Distribution Amount for the Offered Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date at the Pass-Through Rate for that class.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount for any Distribution Date is equal to the Interest Distribution Amount for such Distribution Date for the related Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date for the related Class A Certificates.

Net WAC Cap Carryover Amount:

If, on any Distribution Date, the Pass-Through Rate for a class of Class A, Class M and Class B Certificates is based on the related Net WAC Rate Cap, the excess of (i) the amount of interest such class would have accrued on such Distribution Date had the applicable pass-through rate not been subject to the Net WAC Rate Cap, over (ii) the amount of interest such class of Certificates received on such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date (and accrued interest thereon at the then applicable pass-through rate, without giving effect to the Net WAC Rate Cap). The ratings on each Class of Certificates do not address the likelihood of the payment of any Net WAC Cap Carryover Amount.

Basis Risk Shortfall:

Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and most of the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR after an initial period of up to three years following the date of origination, and the Pass-Through Rates on the Class A-I-1 and Class A-II Certificates are based on one-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If basis risk interest shortfalls occur, they will be carried forward and will be paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period.

Each of the Class A-I-1 and Class A-II Certificates will benefit from separate yield maintenance agreements pledged to the trust to mitigate their Basis Risk Shortfalls. **The related notional balance schedules and related strike rates for the yield maintenance agreements are available at the end of this term sheet.**

Interest Payment Priority: On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Group I Interest Remittance Amount, to the holders of the Class A-I Certificates, the Senior Interest Distribution Amount allocable to such Certificates; from the Group II Interest Remittance Amount, to the holders of the Class A-II Certificates, the Senior Interest Distribution Amount allocable to such Certificates. Any Interest Remittance Amount remaining after the payment of the above will be available to pay any Senior Interest Distribution Amount to the unrelated groups;

(ii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-1 Certificates, the Interest Distribution Amount for such Certificates;

(iii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-2 Certificates, the Interest Distribution Amount for such Certificates;

(iv) from the combined remaining Interest Remittance Amount, to the holders of the Class M-3 Certificates, the Interest Distribution Amount for such Certificates;

(v) from the combined remaining Interest Remittance Amount, to the holders of the Class M-4 Certificates, the Interest Distribution Amount for such Certificates;

(vi) from the combined remaining Interest Remittance Amount, to the holders of the Class M-5 Certificates, the Interest Distribution Amount for such Certificates;

(vii) from the combined remaining Interest Remittance Amount, to the holders of the Class B Certificates, the Interest Distribution Amount for such Certificates.

Principal Payment Priority: On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I Principal Distribution Amount and the Group II Principal Distribution Amount, shall be distributed as follows:

(i) (a) to the holders of the Class A-I Certificates, the Class A-I Principal Distribution Amount, to be distributed, first to the holders of the Class A-I-7 Certificates, the Lockout Distribution Percentage of the Group I Principal Distribution Amount for that distribution date, and then, to the A-I-1, Class A-I-2, Class A-I-3, Class A-I-4, Class A-I-5, Class A-I-6 and Class A-I-7 Certificates, in that order, in each case in reduction of the Certificate Principal Balance thereof until the Certificate Principal Balance thereof has been reduced to zero; and (b) to the holders of the Class A-II Certificates, the Class A-II Principal Distribution Amount in reduction of the Certificate Principal Balance thereof until the Certificate Principal Balance thereof has been reduced to zero;

(ii) to the holders of the Class M-1 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i) above until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i) and (ii) above until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii) and (iii) above until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii) and (iv) above until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv) and (v) above until the Certificate Principal Balance thereof has been reduced to zero; and

(vii) to the holders of the Class B Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v) and (vi) above until the Certificate Principal Balance thereof has been reduced to zero.

Principal Payment Priority (continued)

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I Principal Distribution Amount and the Group II Principal Distribution Amount shall be distributed as follows:

(i) (a) to the holders of the Class A-I Certificates, the Class A-I Principal Distribution Amount, to be distributed, first to the holders of the Class A-I-7 Certificates, the Lockout Distribution Percentage of the Group I Principal Distribution Amount for that distribution date, and then, to the A-I-1, Class A-I-2, Class A-I-3, Class A-I-4, Class A-I-5, Class A-I-6 and Class A-I-7 Certificates, in that order, in each case in reduction of the Certificate Principal Balance thereof until the Certificate Principal Balance thereof has been reduced to zero; and (b) to the holders of the Class A-II Certificates, the Class A-II Principal Distribution Amount in reduction of the Certificate Principal Balance thereof until the Certificate Principal Balance thereof has been reduced to zero;

(ii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(vii) to the holders of the Class B Certificates, the Class B Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, any Net Monthly Excess Cashflow shall be distributed as follows:

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount, distributable as part of the respective Group I Principal Distribution Amount and Group II Principal Distribution Amount;

(ii) to the holders of the Class M-1 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(iii) to the holders of the Class M-1 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-2 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(v) to the holders of the Class M-2 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(vi) to the holders of the Class M-3 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(vii) to the holders of the Class M-3 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(viii) to the holders of the Class M-4 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(ix) to the holders of the Class M-4 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(x) to the holders of the Class M-5 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xi) to the holders of the Class M-5 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xii) to the holders of the Class B Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xiii) to the holders of the Class B Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xiv) to the holders of the Class A, Class M and Class B Certificates, in an amount equal to such certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(xv) to make payments to the Net WAC Rate Carryover Reserve Account, to the extent required to distribute to the holders of the Class A, Class M and Class B Certificates any Net WAC Rate Carryover Amounts for such classes (after taking into account amounts paid under the yield maintenance agreements); and

(xvi) to the holders of the Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.

Group I Principal Distribution Amount:

The Group I Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS the amount of any Overcollateralization Reduction Amount for such Distribution Date.

Group II Principal Distribution Amount:

The Group II Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans.

Class A-I Principal Distribution Amount:

The Class A-I Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [72.00]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $[5,500,000].

Class A-II Principal Distribution Amount:

The Class A-II Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A-II Certificates immediately prior to such Distribution Date over (y) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $[5,500,000].

Class M-1 Principal Distribution Amount:

The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [81.70]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $[5,500,000].

Class M-2 Principal Distribution Amount:

The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [89.70]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $[5,500,000].

Class M-3 Principal Distribution Amount:

The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [92.20]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $[5,500,000].

Class M-4 Principal Distribution Amount:

The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [93.50]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $[5,500,000].

Class M-5 Principal Distribution Amount:

The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [95.00]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $[5,500,000].

Class B Principal Distribution Amount:

The Class B Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class B Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [98.00]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $[5,500,000].

Class A-I-7 Lockout Distribution Percentage:

For each Distribution Date, the Lockout Certificate Percentage set for below:

Distribution Dates	Lockout Percentage
November 2003 through October 2006	0%
November 2006 through October 2008	45%
November 2008 through October 2009	80%
November 2009 through October 2010	100%
November 2010 and thereafter	300%

Class A-I-7 Lockout Certificate Percentage:

For any Distribution Date, the "Lockout Certificate Percentage" for the Class A-I-7 Certificates will be calculated for each Distribution Date to be the percentage equal to the aggregate Certificate Principal Balance of the Class A-I-7 Certificates immediately prior to such Distribution Date divided by the aggregate Certificate Principal Balances of the Class A-I Certificates immediately prior to such Distribution Date.

Notional Balances and Strike Rates for the Class A-I-1 and Class A-II Yield Maintenance Agreements:

Distribution Date	Class A-I-1 Notional Balance ($)	Strike Rate (%)
At Closing	259,746,000.00	5.78
November 25, 2003	255,996,923.00	5.78
December 25, 2003	251,295,525.92	5.78
January 25, 2004	245,644,142.80	5.78
February 25, 2004	239,047,741.89	5.78
March 25, 2004	231,513,951.52	5.78
April 25, 2004	223,053,074.50	5.78
May 25, 2004	213,678,090.76	5.78
June 25, 2004	203,404,647.77	5.78
July 25, 2004	192,251,038.64	5.78
August 25, 2004	180,238,167.54	5.78
September 25, 2004	167,389,502.54	5.78
October 25, 2004	153,731,015.64	5.78
November 25, 2004	140,265,324.12	5.78
December 25, 2004	126,989,760.68	5.78
January 25, 2005	113,901,694.52	5.78
February 25, 2005	100,998,530.83	5.78
March 25, 2005	88,277,710.28	5.78
April 25, 2005	75,736,708.58	5.78
May 25, 2005	63,373,035.95	5.78
June 25, 2005	0.00	

Distribution Date	Class A-II Notional Balance ($)	Strike Rate (%)
At Closing	74,250,000.00	5.18
November 25, 2003	73,396,882.84	5.18
December 25, 2003	72,560,817.51	5.18
January 25, 2004	71,741,466.07	5.18
February 25, 2004	70,938,497.22	5.18
March 25, 2004	70,151,586.23	5.18
April 25, 2004	69,380,414.74	5.18
May 25, 2004	68,624,670.66	5.18
June 25, 2004	67,884,048.07	5.18
July 25, 2004	67,158,247.07	5.18
August 25, 2004	66,446,973.67	5.18
September 25, 2004	65,749,939.70	5.18
October 25, 2004	65,066,862.63	5.18
November 25, 2004	63,697,505.28	5.18
December 25, 2004	0.00	

* The notional balance for the Class A-I-1 and Class A-II Certificates will be the lesser of (a) the related balance schedule set forth above and (b) the actual balance of the related Certificate.

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

(Part II of II)

$1,089,000,000 (Approximate)

New Century Home Equity Loan Trust 2003-5


NEW CENTURY
MORTGAGE CORPORATION

New Century Mortgage Securities, Inc.
Depositor

New Century Mortgage Corporation
Originator and Master Servicer

October 6, 2003 (Alternative Structure; Updated from September 30, 2003)

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFORT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns. and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

Prepayment Sensitivity

Class A-1-1 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	7.71	1.56	1.20	**1.00**	0.87	0.79
Modified Duration (years)	7.18	1.53	1.18	**0.99**	0.86	0.78
First Principal Payment	11/25/03	11/25/03	11/25/03	**11/25/03**	11/25/03	11/25/03
Last Principal Payment	10/25/17	8/25/06	11/25/05	**6/25/05**	3/25/05	1/25/05
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	168	34	25	**20**	17	15
Illustrative Yield @ Par (30/360)	1.343%	1.344%	1.344%	**1.345%**	1.346%	1.346%

Class A-1-2 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	16.03	3.49	2.51	**2.00**	1.68	1.47
Modified Duration (years)	12.63	3.27	2.39	**1.92**	1.62	1.42
First Principal Payment	10/25/17	8/25/06	11/25/05	**6/25/05**	3/25/05	1/25/05
Last Principal Payment	9/25/21	12/25/07	9/25/06	**2/25/06**	9/25/05	6/25/05
Principal Lockout (months)	167	33	24	**19**	16	14
Principal Window (months)	48	17	11	**9**	7	6
Illustrative Yield @ Par (30/360)	2.922%	2.878%	2.856%	**2.836%**	2.818%	2.801%

Class A-1-3 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	20.92	5.69	3.91	**3.00**	2.44	2.09
Modified Duration (years)	14.43	5.05	3.58	**2.80**	2.30	1.98
First Principal Payment	9/25/21	12/25/07	9/25/06	**2/25/06**	9/25/05	6/25/05
Last Principal Payment	10/25/27	12/25/11	12/25/08	**9/25/07**	10/25/06	4/25/06
Principal Lockout (months)	214	49	34	**27**	22	19
Principal Window (months)	74	49	28	**20**	14	11
Illustrative Yield @ Par (30/360)	3.631%	3.600%	3.580%	**3.561%**	3.543%	3.526%

Class A-1-4 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.71	10.90	7.06	**5.00**	3.90	3.05
Modified Duration (years)	14.54	8.30	5.85	**4.35**	3.48	2.78
First Principal Payment	10/25/27	12/25/11	12/25/08	**9/25/07**	10/25/06	4/25/06
Last Principal Payment	1/25/31	8/25/17	7/25/13	**3/25/10**	8/25/08	9/25/07
Principal Lockout (months)	287	97	61	**46**	35	29
Principal Window (months)	40	69	56	**31**	23	18
Illustrative Yield @ Par (30/360)	4.796%	4.779%	4.763%	**4.745%**	4.726%	4.703%

Prepayment Sensitivity

Class A-I-5 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	27.58	14.57	10.42	**7.00**	5.19	4.16
Modified Duration (years)	13.90	9.80	7.76	**5.68**	4.41	3.63
First Principal Payment	1/25/31	8/25/17	7/25/13	**3/25/10**	8/25/08	9/25/07
Last Principal Payment	8/25/31	2/25/19	11/25/14	**9/25/11**	4/25/09	2/25/08
Principal Lockout (months)	326	165	116	**76**	57	46
Principal Window (months)	8	19	17	**19**	9	6
Illustrative Yield @ Par (30/360)	5.537%	5.526%	5.516%	**5.499%**	5.480%	5.463%

Class A-I-6 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	28.37	16.88	12.34	**9.45**	7.18	5.64
Modified Duration (years)	14.07	10.76	8.76	**7.20**	5.78	4.73
First Principal Payment	8/25/31	2/25/19	11/25/14	**9/25/11**	4/25/09	2/25/08
Last Principal Payment	3/25/32	11/25/20	4/25/16	**6/25/13**	8/25/11	4/25/10
Principal Lockout (months)	333	183	132	**94**	65	51
Principal Window (months)	8	22	18	**22**	29	27
Illustrative Yield @ Par (30/360)	5.537%	5.529%	5.522%	**5.513%**	5.500%	5.486%

Class A-I-6 (maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	28.90	19.86	14.99	**11.59**	8.79	6.62
Modified Duration (years)	14.18	11.75	9.90	**8.30**	6.71	5.33
First Principal Payment	8/25/31	2/25/19	11/25/14	**9/25/11**	4/25/09	2/25/08
Last Principal Payment	8/25/33	6/25/30	10/25/25	**6/25/21**	3/25/18	11/25/15
Principal Lockout (months)	333	183	132	**94**	65	51
Principal Window (months)	25	137	132	**118**	108	94
Illustrative Yield @ Par (30/360)	5.541%	5.575%	5.584%	**5.586%**	5.579%	5.553%

Class A-I-7 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	13.17	7.99	7.20	**6.68**	6.27	5.73
Modified Duration (years)	9.07	6.30	5.81	**5.48**	5.21	4.84
First Principal Payment	11/25/06	11/25/06	11/25/06	**11/25/06**	12/25/06	3/25/07
Last Principal Payment	3/25/32	11/25/20	4/25/16	**6/25/13**	8/25/11	4/25/10
Principal Lockout (months)	36	36	36	**36**	37	40
Principal Window (months)	305	169	114	**80**	57	38
Illustrative Yield @ Par (30/360)	5.168%	5.151%	5.147%	**5.143%**	5.140%	5.135%

Prepayment Sensitivity

Class A-I-7 (maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	13.17	8.00	7.23	**6.74**	6.44	6.27
Modified Duration (years)	9.07	6.30	5.82	**5.51**	5.32	5.20
First Principal Payment	11/25/06	11/25/06	11/25/06	**11/25/06**	12/25/06	3/25/07
Last Principal Payment	6/25/33	3/25/30	7/25/25	**3/25/21**	1/25/18	9/25/15
Principal Lockout (months)	36	36	36	**36**	37	40
Principal Window (months)	320	281	225	**173**	134	103
Illustrative Yield @ Par (30/360)	5.168%	5.151%	5.147%	**5.143%**	5.141%	5.140%

Class A-II (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	18.22	6.58	4.70	**3.62**	2.93	2.42
Modified Duration (years)	15.39	6.01	4.39	**3.43**	2.80	2.33
First Principal Payment	11/25/03	11/25/03	11/25/03	**11/25/03**	11/25/03	11/25/03
Last Principal Payment	3/25/32	11/25/20	4/25/16	**6/25/13**	8/25/11	4/25/10
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	341	205	150	**116**	94	78
Illustrative Yield @ Par (30/360)	1.547%	1.547%	1.547%	**1.548%**	1.548%	1.548%

Class A-II (maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	18.44	7.77	5.89	**4.62**	3.74	3.07
Modified Duration (years)	15.53	6.85	5.30	**4.23**	3.47	2.89
First Principal Payment	11/25/03	11/25/03	11/25/03	**11/25/03**	11/25/03	11/25/03
Last Principal Payment	10/25/33	3/25/32	10/25/28	**5/25/24**	9/25/20	11/25/17
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	360	341	300	**247**	203	169
Illustrative Yield @ Par (30/360)	1.547%	1.547%	1.547%	**1.547%**	1.548%	1.548%

Class M-1 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.27	11.65	8.42	**6.50**	5.30	4.58
Modified Duration (years)	13.32	8.21	6.45	**5.25**	4.43	3.92
First Principal Payment	8/25/23	9/25/09	1/25/08	**1/25/07**	12/25/06	1/25/07
Last Principal Payment	3/25/32	11/25/20	4/25/16	**6/25/13**	8/25/11	4/25/10
Principal Lockout (months)	237	70	50	**38**	37	38
Principal Window (months)	104	135	100	**78**	57	40
Illustrative Yield @ Par (30/360)	5.536%	5.519%	5.507%	**5.494%**	5.481%	5.470%

Prepayment Sensitivity

Class M-1 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.43	12.49	9.15	**7.10**	5.78	4.98
Modified Duration (years)	13.35	8.49	6.77	**5.56**	4.72	4.18
First Principal Payment	8/25/23	9/25/09	1/25/08	**1/25/07**	12/25/06	1/25/07
Last Principal Payment	7/25/33	4/25/29	3/25/24	**12/25/19**	12/25/16	9/25/14
Principal Lockout (months)	237	70	50	**38**	37	38
Principal Window (months)	120	236	195	**156**	121	93
Illustrative Yield @ Par (30/360)	5.537%	5.537%	5.533%	**5.526%**	5.516%	5.507%

Class M-2 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.27	11.65	8.42	**6.50**	5.29	4.54
Modified Duration (years)	13.32	8.21	6.45	**5.25**	4.42	3.89
First Principal Payment	8/25/23	9/25/09	1/25/08	**1/25/07**	11/25/06	12/25/06
Last Principal Payment	3/25/32	11/25/20	4/25/16	**6/25/13**	8/25/11	4/25/10
Principal Lockout (months)	237	70	50	**38**	36	37
Principal Window (months)	104	135	100	**78**	58	41
Illustrative Yield @ Par (30/360)	5.536%	5.519%	5.507%	**5.494%**	5.481%	5.469%

Class M-2 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.42	12.37	9.03	**6.99**	5.68	4.87
Modified Duration (years)	13.35	8.46	6.73	**5.52**	4.66	4.10
First Principal Payment	8/25/23	9/25/09	1/25/08	**1/25/07**	11/25/06	12/25/06
Last Principal Payment	5/25/33	9/25/27	5/25/22	**5/25/18**	8/25/15	8/25/13
Principal Lockout (months)	237	70	50	**38**	36	37
Principal Window (months)	118	217	173	**137**	106	81
Illustrative Yield @ Par (30/360)	5.537%	5.535%	5.529%	**5.521%**	5.510%	5.500%

Class M-3 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.27	11.65	8.42	**6.50**	5.29	4.52
Modified Duration (years)	13.32	8.21	6.45	**5.25**	4.42	3.88
First Principal Payment	8/25/23	9/25/09	1/25/08	**1/25/07**	11/25/06	11/25/06
Last Principal Payment	3/25/32	11/25/20	4/25/16	**6/25/13**	8/25/11	4/25/10
Principal Lockout (months)	237	70	50	**38**	36	36
Principal Window (months)	104	135	100	**78**	58	42
Illustrative Yield @ Par (30/360)	5.536%	5.519%	5.507%	**5.494%**	5.481%	5.469%

Prepayment Sensitivity

Class M-3 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.39	12.17	8.85	**6.85**	5.56	4.75
Modified Duration (years)	13.34	8.40	6.65	**5.44**	4.59	4.03
First Principal Payment	8/25/23	9/25/09	1/25/08	**1/25/07**	11/25/06	11/25/06
Last Principal Payment	1/25/33	12/25/24	10/25/19	**4/25/16**	11/25/13	2/25/12
Principal Lockout (months)	237	70	50	**38**	36	36
Principal Window (months)	114	184	142	**112**	85	64
Illustrative Yield @ Par (30/360)	5.537%	5.531%	5.523%	**5.514%**	5.502%	5.491%

Class M-4 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.27	11.65	8.42	**6.50**	5.29	4.51
Modified Duration (years)	13.32	8.21	6.45	**5.25**	4.42	3.86
First Principal Payment	8/25/23	9/25/09	1/25/08	**1/25/07**	11/25/06	11/25/06
Last Principal Payment	3/25/32	11/25/20	4/25/16	**6/25/13**	8/25/11	4/25/10
Principal Lockout (months)	237	70	50	**38**	36	36
Principal Window (months)	104	135	100	**78**	58	42
Illustrative Yield @ Par (30/360)	5.536%	5.519%	5.507%	**5.494%**	5.481%	5.469%

Class M-4 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.36	12.01	8.71	**6.74**	5.47	4.66
Modified Duration (years)	13.34	8.34	6.59	**5.38**	4.54	3.97
First Principal Payment	8/25/23	9/25/09	1/25/08	**1/25/07**	11/25/06	11/25/06
Last Principal Payment	10/25/32	6/25/23	6/25/18	**3/25/15**	12/25/12	6/25/11
Principal Lockout (months)	237	70	50	**38**	36	36
Principal Window (months)	111	166	126	**99**	74	56
Illustrative Yield @ Par (30/360)	5.537%	5.527%	5.519%	**5.508%**	5.495%	5.484%

Class M-5 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.27	11.65	8.42	**6.50**	5.29	4.51
Modified Duration (years)	13.32	8.21	6.45	**5.25**	4.42	3.86
First Principal Payment	8/25/23	9/25/09	1/25/08	**1/25/07**	11/25/06	11/25/06
Last Principal Payment	3/25/32	11/25/20	4/25/16	**6/25/13**	8/25/11	4/25/10
Principal Lockout (months)	237	70	50	**38**	36	36
Principal Window (months)	104	135	100	**78**	58	42
Illustrative Yield @ Par (30/360)	5.536%	5.519%	5.507%	**5.494%**	5.481%	5.469%

Prepayment Sensitivity

Class M-5 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.31	11.81	8.55	**6.60**	5.36	4.57
Modified Duration (years)	13.33	8.27	6.51	**5.31**	4.47	3.91
First Principal Payment	8/25/23	9/25/09	1/25/08	**1/25/07**	11/25/06	11/25/06
Last Principal Payment	8/25/32	6/25/22	8/25/17	**7/25/14**	6/25/12	12/25/10
Principal Lockout (months)	237	70	50	**38**	36	36
Principal Window (months)	109	154	116	**91**	68	50
Illustrative Yield @ Par (30/360)	5.536%	5.523%	5.512%	**5.500%**	5.487%	5.475%

Class B (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.00	10.97	7.90	**6.09**	4.95	4.23
Modified Duration (years)	13.26	7.91	6.17	**5.00**	4.19	3.66
First Principal Payment	8/25/23	9/25/09	1/25/08	**1/25/07**	11/25/06	11/25/06
Last Principal Payment	3/25/32	11/25/20	4/25/16	**6/25/13**	8/25/11	4/25/10
Principal Lockout (months)	237	70	50	**38**	36	36
Principal Window (months)	104	135	100	**78**	58	42
Illustrative Yield @ Par (30/360)	5.536%	5.517%	5.504%	**5.490%**	5.476%	5.463%

Class B (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.00	10.97	7.90	**6.09**	4.95	4.23
Modified Duration (years)	13.26	7.91	6.17	**5.00**	4.19	3.66
First Principal Payment	8/25/23	9/25/09	1/25/08	**1/25/07**	11/25/06	11/25/06
Last Principal Payment	3/25/32	11/25/20	4/25/16	**6/25/13**	8/25/11	4/25/10
Principal Lockout (months)	237	70	50	**38**	36	36
Principal Window (months)	104	135	100	**78**	58	42
Illustrative Yield @ Par (30/360)	5.536%	5.517%	5.504%	**5.490%**	5.476%	5.463%

Class A-I-1 Available Funds Cap

(Index Value = 15%; 100% PPC; Act/360)

MONTH	(%)
1	13.82
2	15.20
3	15.00
4	15.00
5	15.40
6	15.00
7	15.20
8	15.00
9	15.20
10	15.00
11	15.00
12	15.20
13	15.01
14	15.20
15	15.01
16	15.01
17	15.63
18	15.01
19	15.20
20	15.01

Class A-II Available Funds Cap

(Index Value = 15%; 100% PPC; Actual/360)

MONTH	(%)	MONTH	(%)	MONTH	(%)	MONTH	(%)
1	14.11	**37**	10.93	**73**	12.06	**109**	11.94
2	16.69	**38**	11.30	**74**	12.46	**110**	12.33
3	16.48	**39**	10.93	**75**	12.05	**111**	11.93
4	16.48	**40**	10.93	**76**	12.05	**112**	11.92
5	16.94	**41**	12.10	**77**	13.34	**113**	13.19
6	16.49	**42**	10.93	**78**	12.05	**114**	11.91
7	16.71	**43**	12.01	**79**	12.45	**115**	12.30
8	17.91	**44**	11.62	**80**	12.04	**116**	11.90
9	18.20	**45**	12.01	**81**	12.44	**117**	12.29
10	17.96	**46**	11.62	**82**	12.04		
11	17.98	**47**	11.62	**83**	12.04		
12	18.28	**48**	12.01	**84**	12.43		
13	18.03	**49**	12.08	**85**	12.03		
14	19.03	**50**	12.48	**86**	12.43		
15	8.86	**51**	12.08	**87**	12.03		
16	8.86	**52**	12.08	**88**	12.02		
17	9.81	**53**	12.91	**89**	13.31		
18	8.86	**54**	12.07	**90**	12.02		
19	9.16	**55**	12.48	**91**	12.41		
20	8.86	**56**	12.08	**92**	12.01		
21	9.16	**57**	12.48	**93**	12.41		
22	8.86	**58**	12.07	**94**	12.00		
23	8.86	**59**	12.07	**95**	12.00		
24	9.16	**60**	12.47	**96**	12.40		
25	9.55	**61**	12.07	**97**	11.99		
26	9.87	**62**	12.48	**98**	12.39		
27	9.55	**63**	12.07	**99**	11.99		
28	9.55	**64**	12.07	**100**	11.98		
29	10.58	**65**	13.36	**101**	12.80		
30	9.55	**66**	12.07	**102**	11.97		
31	10.58	**67**	12.47	**103**	12.37		
32	10.24	**68**	12.06	**104**	11.96		
33	10.58	**69**	12.47	**105**	12.36		
34	10.24	**70**	12.06	**106**	11.96		
35	10.24	**71**	12.06	**107**	11.95		
36	10.58	**72**	12.46	**108**	12.34		

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

The Mortgage Loans (All Collateral)

Collateral Summary

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

Scheduled Principal Balances:	**$1,044,602,499.60**
Number of Mortgage Loans:	**5,169**
Average Scheduled Principal Balance:	**$202,089.86**
Weighted Average Gross Coupon:	**6.430%**
Weighted Average Net Coupon:	**5.930%**
Weighted Average Original FICO Score:	**671**
Weighted Average Original LTV Ratio[1]:	**77.40%**
Weighted Average Stated Remaining Term (months):	**342**
Weighted Average Original Term (months):	**342**
Weighted Average Next Rate Adjustment Date[2]:	**November 2004**
Weighted Average Gross Margin[2]:	**4.739%**
Weighted Average Initial Rate Cap[2]:	**2.155%**
Weighted Average Periodic Rate Cap[2]:	**2.155%**
Weighted Average Gross Maximum Lifetime Rate[2]:	**13.157%**
Weighted Average Gross Minimum Lifetime Rate[2]:	**4.739%**

[1] As used herein, references to Loan-to-Value Ratios are references to combined Loan-to-Value Ratios with respect to second lien Mortgage Loans

[2] Includes adjustable-rate Mortgage Loans only

The Mortgage Loans (All Collateral)

DISTRIBUTION BY PRODUCT TYPE								
Product Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
10 Yr IO --> 1 Mo LIBOR	86	31,760,888.09	3.04	369,312.65	4.617	88.68	726	37.93
2 Yr Fixed --> 6 Mo LIBOR	157	40,128,211.64	3.84	255,593.70	7.051	90.18	639	46.81
3 Yr Fixed --> 6 Mo LIBOR	2	264,250.00	0.03	132,125.00	7.268	85.17	649	0.00
30LIB24M16	1	337,309.80	0.03	337,309.80	8.850	90.00	614	0.00
Fixed	4,923	972,111,840.07	93.06	197,463.30	6.463	76.50	670	55.22
Total:	**5,169**	**$1,044,602,499.60**	**100.00%**	**$202,089.86**	**6.430%**	**77.40%**	**671**	**67.47%**

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE								
Current Gross Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
4.000 - 4.999	74	27,107,210.09	2.59	366,313.65	4.519	89.29	733	37.70
5.000 - 5.999	1,533	383,625,201.00	36.72	250,244.75	5.571	70.00	713	85.97
6.000 - 6.999	1,814	388,031,508.51	37.15	213,909.32	6.532	80.29	660	59.44
7.000 - 7.999	1,098	177,616,707.77	17.00	161,763.85	7.459	83.50	628	54.02
8.000 - 8.999	432	50,288,005.59	4.81	116,407.42	8.434	83.06	592	54.92
9.000 - 9.999	158	13,863,992.65	1.33	87,746.79	9.412	81.01	562	58.77
10.000 - 10.999	49	3,189,914.11	0.31	65,100.29	10.356	74.53	545	54.75
11.000 - 11.999	10	759,159.88	0.07	75,915.99	11.389	62.86	549	66.83
12.000 - 12.999	1	120,800.00	0.01	120,800.00	12.100	80.00	511	100.00
Total:	**5,169**	**$1,044,602,499.60**	**100.00%**	**$202,089.86**	**6.430%**	**77.40%**	**671**	**67.47%**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

Current Unpaid Principal Balance ($)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
0.01 - 50,000.00	191	8,219,695.34	0.79	43,035.05	8.436	71.81	599	78.16
50,000.01 - 100,000.00	916	69,142,886.02	6.62	75,483.50	7.465	75.52	626	73.65
100,000.01 - 150,000.00	941	117,410,116.65	11.24	124,771.64	6.860	75.55	653	69.37
150,000.01 - 200,000.00	826	144,802,836.89	13.86	175,306.10	6.601	76.07	661	70.42
200,000.01 - 250,000.00	791	176,427,348.22	16.89	223,043.42	6.390	77.11	665	68.52
250,000.01 - 300,000.00	518	142,607,437.41	13.65	275,303.93	6.288	79.04	672	69.39
300,000.01 - 350,000.00	378	122,560,332.10	11.73	324,233.68	6.234	80.34	676	63.71
350,000.01 - 400,000.00	242	90,875,764.92	8.70	375,519.69	6.122	79.00	691	61.86
400,000.01 - 450,000.00	161	68,470,247.75	6.55	425,281.04	5.990	78.25	703	68.06
450,000.01 - 500,000.00	149	71,565,528.65	6.85	480,305.56	6.089	75.96	694	64.61
500,000.01 - 550,000.00	18	9,572,050.48	0.92	531,780.58	5.751	71.91	729	61.40
550,000.01 - 600,000.00	23	13,273,150.00	1.27	577,093.48	5.283	80.29	720	60.65
600,000.01 - 650,000.00	13	8,213,105.17	0.79	631,777.32	5.493	71.96	706	37.83
700,000.01 - 750,000.00	2	1,462,000.00	0.14	731,000.00	6.494	77.44	666	0.00
Total:	**5,169**	**$1,044,602,499.60**	**100.00%**	**$202,089.86**	**6.430%**	**77.40%**	**671**	**67.47%**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE

Original Principal Balance ($)	Number of Loans	Original Principal Balance ($)	% of Pool by Principal Balance	Avg. Original Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
0.01 - 50,000.00	191	8,228,616.75	0.79	43,081.76	8.436	71.81	599	78.16
50,000.01 - 100,000.00	916	69,152,294.00	6.62	75,493.77	7.465	75.52	626	73.65
100,000.01 - 150,000.00	941	117,420,251.66	11.24	124,782.41	6.860	75.55	653	69.37
150,000.01 - 200,000.00	825	144,611,805.00	13.84	175,287.04	6.602	76.12	661	70.52
200,000.01 - 250,000.00	792	176,637,120.00	16.91	223,026.67	6.390	77.08	665	68.44
250,000.01 - 300,000.00	517	142,317,208.00	13.62	275,275.06	6.289	79.06	672	69.54
300,000.01 - 350,000.00	379	122,868,405.00	11.76	324,191.04	6.233	80.32	676	63.55
350,000.01 - 400,000.00	242	90,881,187.00	8.70	375,542.10	6.122	79.00	691	61.86
400,000.01 - 450,000.00	161	68,472,413.00	6.55	425,294.49	5.990	78.25	703	68.06
450,000.01 - 500,000.00	149	71,568,665.00	6.85	480,326.61	6.089	75.96	694	64.61
500,000.01 - 550,000.00	18	9,573,050.00	0.92	531,836.11	5.751	71.91	729	61.40
550,000.01 - 600,000.00	23	13,273,150.00	1.27	577,093.48	5.283	80.29	720	60.65
600,000.01 - 650,000.00	13	8,213,700.00	0.79	631,823.08	5.493	71.96	706	37.83
700,000.01 - 750,000.00	2	1,462,000.00	0.14	731,000.00	6.494	77.44	666	0.00
Total:	**5,169**	**$1,044,679,865.41**	**100.00%**	**$202,104.83**	**6.430%**	**77.40%**	**671**	**67.47%**

DISTRIBUTION BY CREDIT GRADE

Credit Grade	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
AA	4,250	880,243,717.79	84.27	207,116.17	6.382	77.39	677	68.35
A+	432	75,961,069.24	7.27	175,835.81	6.986	76.25	615	62.11
A-	263	39,746,571.04	3.80	151,127.65	7.116	74.09	618	76.36
B	95	12,878,054.63	1.23	135,558.47	7.802	72.60	592	82.66
C	32	3,065,669.83	0.29	95,802.18	9.156	62.41	547	72.39
C-	10	911,528.98	0.09	91,152.90	10.888	57.89	553	72.38
FICOs Only	87	31,795,888.09	3.04	365,469.98	4.622	88.64	726	38.00
Total:	**5,169**	**$1,044,602,499.60**	**100.00%**	**$202,089.86**	**6.430%**	**77.40%**	**671**	**67.47%**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
1-120	20	1,164,035.57	0.11	58,201.78	7.259	66.60	632	56.93
121-180	499	65,138,270.12	6.24	130,537.62	6.425	71.17	660	62.76
181 - 240	279	42,715,634.84	4.09	153,102.63	6.361	73.27	667	72.63
241 - 300	93	32,964,188.09	3.16	354,453.64	4.682	88.24	724	38.30
301 - 360	4,278	902,620,370.98	86.41	210,991.20	6.497	77.66	670	68.64
Total:	**5,169**	**$1,044,602,499.60**	**100.00%**	**$202,089.86**	**6.430%**	**77.40%**	**671**	**67.47%**

DISTRIBUTION BY ORIGINAL TERM TO MATURITY

Original Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
1-120	20	1,164,035.57	0.11	58,201.78	7.259	66.60	632	56.93
121-180	499	65,138,270.12	6.24	130,537.62	6.425	71.17	660	62.76
181 - 240	279	42,715,634.84	4.09	153,102.63	6.361	73.27	667	72.63
241 - 300	93	32,964,188.09	3.16	354,453.64	4.682	88.24	724	38.30
301 - 360	4278	902,620,370.98	86.41	210,991.20	6.497	77.66	670	68.64
Total:	**5,169**	**$1,044,602,499.60**	**100.00%**	**$202,089.86**	**6.430%**	**77.40%**	**671**	**67.47%**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY ORIGINAL LTV

Original LTV (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
30.00 or less	60	8,083,041.78	0.77	134,717.36	5.974	25.11	710	72.49
30.01 - 35.00	30	5,183,465.18	0.50	172,782.17	5.975	32.81	724	58.94
35.01 - 40.00	52	9,119,179.04	0.87	175,368.83	5.909	37.68	716	75.52
40.01 - 45.00	101	18,218,182.00	1.74	180,378.04	5.949	42.87	717	75.18
45.01 - 50.00	129	23,902,955.90	2.29	185,294.23	5.830	47.81	707	73.52
50.01 - 55.00	169	31,030,028.08	2.97	183,609.63	5.910	52.83	695	77.97
55.01 - 60.00	225	44,905,158.24	4.30	199,578.48	5.949	57.78	689	66.79
60.01 - 65.00	377	81,983,573.22	7.85	217,463.06	6.035	63.07	685	71.16
65.01 - 70.00	402	83,444,687.69	7.99	207,573.85	6.130	68.43	676	70.24
70.01 - 75.00	487	100,720,420.70	9.64	206,818.11	6.342	73.55	665	64.63
75.01 - 80.00	928	175,357,029.13	16.79	188,962.32	6.572	79.11	656	61.65
80.01 - 85.00	700	136,049,474.37	13.02	194,356.39	6.624	84.11	647	64.80
85.01 - 90.00	845	177,377,165.54	16.98	209,913.81	6.681	89.45	661	65.46
90.01 - 95.00	345	74,906,316.40	7.17	217,119.76	6.811	94.58	668	75.82
95.01 - 100.00	317	73,849,902.33	7.07	232,964.99	6.624	99.87	702	70.82
100.01 - 105.00	2	471,920.00	0.05	235,960.00	5.436	100.03	697	0.00
Total:	**5,169**	**$1,044,602,499.60**	**100.00%**	**$202,089.86**	**6.430%**	**77.40%**	**671**	**67.47%**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY GROSS MARGIN*

Gross Margin (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
3.000 - 3.249	12	4,943,930.00	6.82	411,994.17	4.118	89.20	736	36.73
3.250 - 3.499	5	1,591,860.00	2.20	318,372.00	4.485	88.99	722	69.56
3.500 - 3.749	57	20,571,420.09	28.38	360,902.11	4.618	89.34	733	35.47
3.750 - 3.999	1	600,000.00	0.83	600,000.00	5.100	85.53	693	0.00
4.000 - 4.249	9	3,484,928.00	4.81	387,214.22	5.138	84.19	689	36.08
4.500 - 4.749	2	568,750.00	0.78	284,375.00	5.600	89.99	668	100.00
5.250 - 5.499	6	1,083,105.62	1.49	180,517.60	7.228	87.44	586	56.14
5.500 - 5.749	72	20,706,397.61	28.56	287,588.86	6.839	91.98	650	45.68
5.750 - 5.999	45	12,297,498.56	16.96	273,277.75	7.040	89.73	650	35.22
6.000 - 6.249	16	3,276,507.53	4.52	204,781.72	7.377	87.42	591	79.86
6.250 - 6.499	9	1,738,832.73	2.40	193,203.64	7.908	85.66	613	40.03
6.500 - 6.749	8	1,314,729.39	1.81	164,341.17	8.254	84.88	604	65.29
6.750 - 6.999	4	312,700.00	0.43	78,175.00	9.785	69.54	522	68.50
Total:	**246**	**$72,490,659.53**	**100.00%**	**$294,677.48**	**5.994%**	**89.50%**	**677**	**42.53%**

* Includes adjustable-rate Mortgage Loans only

DISTRIBUTION BY MINIMUM MORTGAGE RATE*

Minimum Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
3.000 - 3.499	17	6,535,790.00	9.02	384,458.24	4.208	89.15	733	44.73
3.500 - 3.999	58	21,171,420.09	29.21	365,024.48	4.631	89.23	732	34.47
4.000 - 4.499	9	3,484,928.00	4.81	387,214.22	5.138	84.19	689	36.08
4.500 - 4.999	2	568,750.00	0.78	284,375.00	5.600	89.99	668	100.00
5.000 - 5.499	6	1,083,105.62	1.49	180,517.60	7.228	87.44	586	56.14
5.500 - 5.999	117	33,003,896.17	45.53	282,084.58	6.914	91.14	650	41.79
6.000 - 6.499	25	5,015,340.26	6.92	200,613.61	7.561	86.81	598	66.05
6.500 - 6.999	12	1,627,429.39	2.25	135,619.12	8.548	81.93	588	65.91
Total:	**246**	**$72,490,659.53**	**100.00%**	**$294,677.48**	**5.994%**	**89.50%**	**677**	**42.53%**

* Includes adjustable-rate Mortgage Loans only

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

The Mortgage Loans (All Collateral)

DISTRIBUTION BY MAXIMUM MORTGAGE RATE*

Maximum Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
12.000 - 12.499	87	32,145,638.09	44.34	369,490.09	4.622	88.75	725	38.67
12.500 - 12.999	12	3,410,545.17	4.70	284,212.10	5.861	95.91	680	92.35
13.000 - 13.499	19	5,382,304.28	7.42	283,279.17	6.305	90.47	662	58.97
13.500 - 13.999	41	13,124,927.80	18.11	320,120.19	6.754	91.03	646	45.37
14.000 - 14.499	32	8,340,662.39	11.51	260,645.70	7.182	88.38	639	32.53
14.500 - 14.999	26	4,987,839.67	6.88	191,839.99	7.842	91.72	646	29.02
15.000 - 15.499	12	2,311,026.43	3.19	192,585.54	8.216	87.80	568	54.44
15.500 - 15.999	8	1,679,328.27	2.32	209,916.03	8.705	84.75	575	8.92
16.000 - 16.499	3	455,750.00	0.63	151,916.67	9.249	81.56	568	18.76
16.500 - 16.999	2	269,450.00	0.37	134,725.00	9.561	78.38	506	100.00
17.000 - 17.499	3	237,108.04	0.33	79,036.01	10.145	82.74	543	83.76
17.500 - 17.999	1	146,079.39	0.20	146,079.39	10.600	56.04	611	0.00
Total:	**246**	**$72,490,659.53**	**100.00%**	**$294,677.48**	**5.994%**	**89.50%**	**677**	**42.53%**

* Includes adjustable-rate Mortgage Loans only

DISTRIBUTION BY INITIAL PERIODIC CAP*

Initial Periodic Cap (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
1.000	1	337,309.80	0.47	337,309.80	8.850	90.00	614	0.00
1.500	159	40,392,461.64	55.72	254,040.64	7.053	90.14	640	46.51
3.000	86	31,760,888.09	43.81	369,312.65	4.617	88.68	726	37.93
Total:	**246**	**$72,490,659.53**	**100.00%**	**$294,677.48**	**5.994%**	**89.50%**	**677**	**42.53%**

* Includes adjustable-rate Mortgage Loans only

The Mortgage Loans (All Collateral)

DISTRIBUTION BY SUBSEQUENT PERIODIC CAP*

Subsequent Periodic Cap (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
1.000	1	337,309.80	0.47	337,309.80	8.850	90.00	614	0.00
1.500	159	40,392,461.64	55.72	254,040.64	7.053	90.14	640	46.51
3.000	86	31,760,888.09	43.81	369,312.65	4.617	88.68	726	37.93
Total:	**246**	**$72,490,659.53**	**100.00%**	**$294,677.48**	**5.994%**	**89.50%**	**677**	**42.53%**

* Includes adjustable-rate Mortgage Loans only

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE*

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
September 2003	22	8,317,191.09	11.47	378,054.14	4.725	88.17	718	30.07
October 2003	51	18,211,747.00	25.12	357,093.08	4.557	87.62	730	38.17
November 2003	13	5,231,950.00	7.22	402,457.69	4.654	93.16	727	49.57
June 2005	2	224,125.68	0.31	112,062.84	9.747	66.12	578	34.82
July 2005	4	570,127.97	0.79	142,531.99	8.189	89.37	571	88.96
August 2005	21	4,878,095.79	6.73	232,290.28	7.224	89.15	633	59.53
September 2005	57	13,322,550.00	18.38	233,728.95	6.953	90.37	633	41.71
October 2005	74	21,470,622.00	29.62	290,143.54	7.043	90.56	647	45.36
September 2006	2	264,250.00	0.36	132,125.00	7.268	85.17	649	0.00
Total:	**246**	**$72,490,659.53**	**100.00%**	**$294,677.48**	**5.994%**	**89.50%**	**677**	**42.53%**

* Includes adjustable-rate Mortgage Loans only

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

The Mortgage Loans (All Collateral)

DISTRIBUTION BY STATE

State	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
California	2,081	528,866,782.76	50.63	254,140.69	6.183	75.31	678	68.93
New York	339	86,262,150.96	8.26	254,460.62	6.212	75.49	679	52.19
Florida	418	59,672,172.23	5.71	142,756.39	6.937	80.81	647	61.86
New Jersey	167	41,336,935.49	3.96	247,526.56	6.362	76.04	674	72.93
Texas	391	37,604,448.91	3.60	96,175.06	7.610	77.64	618	64.94
Massachusetts	140	34,058,829.55	3.26	243,277.35	6.360	73.97	675	56.56
Illinois	161	31,809,199.20	3.05	197,572.67	6.572	78.83	690	67.56
Maryland	102	22,247,260.52	2.13	218,110.40	6.366	80.53	679	79.08
Ohio	147	18,797,393.16	1.80	127,873.42	6.846	85.59	665	78.01
Connecticut	75	15,636,946.64	1.50	208,492.62	6.143	76.68	688	67.08
Michigan	115	15,511,065.26	1.48	134,878.83	6.760	81.56	655	75.87
Virginia	61	15,303,983.92	1.47	250,884.98	6.429	83.66	679	69.74
Minnesota	77	13,783,338.88	1.32	179,004.40	6.378	78.94	677	65.42
Other	895	123,711,992.12	11.84	138,225.69	6.990	83.78	652	71.75
Total:	**5,169**	**$1,044,602,499.60**	**100.00%**	**$202,089.86**	**6.430%**	**77.40%**	**671**	**67.47%**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Owner Occupied	4,839	991,771,721.91	94.94	204,953.86	6.414	77.67	670	68.09
Non-Owner Occupied	308	47,478,451.05	4.55	154,150.82	6.804	70.87	685	57.49
Second Home	22	5,352,326.64	0.51	243,287.57	6.203	85.25	692	40.96
Total:	**5,169**	**$1,044,602,499.60**	**100.00%**	**$202,089.86**	**6.430%**	**77.40%**	**671**	**67.47%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

The Mortgage Loans (All Collateral)

Distribution by Property Type

Property Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Single Family Residence	4,085	804,760,829.94	77.04	197,003.88	6.433	77.35	668	68.96
PUD Detached	393	94,822,980.32	9.08	241,279.85	6.337	77.78	675	69.53
2-4 Family Residence	361	85,649,328.66	8.20	237,255.76	6.520	76.35	681	50.38
Condominium	254	44,789,000.68	4.29	176,334.65	6.402	78.54	681	71.04
PUD Attached	75	14,368,360.00	1.38	191,578.13	6.444	80.21	680	60.45
Modular	1	212,000.00	0.02	212,000.00	6.750	83.14	600	100.00
Total:	**5,169**	**$1,044,602,499.60**	**100.00%**	**$202,089.86**	**6.430%**	**77.40%**	**671**	**67.47%**

Distribution by Loan Purpose

Loan Purpose	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Cashout Refinance	3,628	706,956,517.70	67.68	194,861.22	6.489	75.34	659	67.50
Purchase	859	197,660,128.97	18.92	230,104.92	6.476	88.56	696	59.56
Rate/Term Refinance	682	139,985,852.93	13.40	205,257.85	6.069	72.07	693	78.48
Total:	**5,169**	**$1,044,602,499.60**	**100.00%**	**$202,089.86**	**6.430%**	**77.40%**	**671**	**67.47%**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Full Documentation	3,594	704,784,126.27	67.47	196,100.20	6.284	77.11	674	100.00
Stated Documentation	1,388	299,399,645.63	28.66	215,705.80	6.757	78.08	665	0.00
Limited Documentation	187	40,418,727.70	3.87	216,142.93	6.550	77.45	663	0.00
Total:	**5,169**	**$1,044,602,499.60**	**100.00%**	**$202,089.86**	**6.430%**	**77.40%**	**671**	**67.47%**

DISTRIBUTION BY FICO SCORE

FICO Score	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
500.00 - 519.99	99	11,322,035.74	1.08	114,364.00	8.691	74.56	510	67.66
520.00 - 539.99	160	20,927,155.50	2.00	130,794.72	8.104	76.45	531	76.06
540.00 - 559.99	231	31,757,247.76	3.04	137,477.26	7.634	76.28	551	73.64
560.00 - 579.99	252	36,213,999.64	3.47	143,706.35	7.466	76.12	569	77.96
580.00 - 599.99	292	51,777,704.77	4.96	177,320.91	7.121	79.16	590	67.08
600.00 - 619.99	404	70,097,595.40	6.71	173,508.90	7.025	79.73	610	69.82
620.00 - 639.99	559	104,737,908.63	10.03	187,366.56	6.722	79.32	630	61.30
640.00 - 659.99	715	137,964,929.01	13.21	192,957.94	6.542	79.70	649	60.29
660.00 - 679.99	580	121,908,106.88	11.67	210,186.39	6.378	81.05	670	59.48
680.00 - 699.99	453	101,558,611.90	9.72	224,191.20	6.221	79.39	689	60.23
700.00 - 719.99	392	93,876,897.26	8.99	239,481.88	5.994	80.34	709	62.91
720.00 - 739.99	299	73,888,860.91	7.07	247,119.94	5.729	75.51	729	71.48
740.00 - 759.99	286	71,055,280.95	6.80	248,445.04	5.737	72.85	750	77.12
760.00 - 779.99	258	71,346,365.83	6.83	276,536.30	5.675	71.16	769	80.47
780.00 - 799.99	158	38,657,534.73	3.70	244,667.94	5.653	62.92	787	86.78
800.00 - 819.99	30	7,242,264.69	0.69	241,408.82	5.580	64.23	804	99.52
820.00 - 839.99	1	270,000.00	0.03	270,000.00	6.400	90.00	820	0.00
Total:	**5,169**	**$1,044,602,499.60**	**100.00%**	**$202,089.86**	**6.430%**	**77.40%**	**671**	**67.47%**

The Mortgage Loans (All Collateral)

Distribution by Prepayment Penalty Term

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
0	924	160,828,934.79	15.40	174,057.29	6.453	80.41	672	62.57
12	648	160,041,965.96	15.32	246,978.34	6.258	75.67	681	60.14
24	443	100,464,486.38	9.62	226,782.14	6.623	81.22	659	61.98
36	3,154	623,267,112.47	59.67	197,611.64	6.437	76.45	669	71.50
Total:	**5,169**	**$1,044,602,499.60**	**100.00%**	**$202,089.86**	**6.430%**	**77.40%**	**671**	**67.47%**

Distribution by Lien Type

Lien Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
1st Lien	5,169	1,044,602,499.60	100.00	202,089.86	6.430	77.40	671	67.47
Total:	**5,169**	**$1,044,602,499.60**	**100.00%**	**$202,089.86**	**6.430%**	**77.40%**	**671**	**67.47%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

The Group I Mortgage Loans

Collateral Summary

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

Scheduled Principal Balances:	**$972,111,840.07**
Number of Mortgage Loans:	**4,923**
Average Scheduled Principal Balance:	**$197,463.30**
Weighted Average Gross Coupon:	**6.463%**
Weighted Average Net Coupon:	**5.963%**
Weighted Average Original FICO Score:	**670**
Weighted Average Original LTV Ratio[1]:	**76.50%**
Weighted Average Stated Remaining Term (months):	**342**
Weighted Average Original Term (months):	**342**

[1] As used herein, references to Loan-to-Value Ratios are references to combined Loan-to-Value Ratios with respect to second lien Mortgage Loans

The Group I Mortgage Loans

DISTRIBUTION BY PRODUCT TYPE								
Product Type	**Number of Loans**	**Unpaid Principal Balance ($)**	**% of Pool by Principal Balance**	**Avg. Principal Balance ($)**	**Wtd. Avg. Gross Coupon (%)**	**Wtd. Avg. Original LTV (%)**	**Wtd. Avg. FICO**	**% of Full Doc Loan**
Fixed Rate Loans	4,923	972,111,840.07	100.00	197,463.30	6.463	76.50	670	69.33
Total:	**4,923**	**$972,111,840.07**	**100.00%**	**$197,463.30**	**6.463%**	**76.50%**	**670**	**69.33%**

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE								
Current Gross Mortgage Rate (%)	**Number of Loans**	**Unpaid Principal Balance ($)**	**% of Pool by Principal Balance**	**Avg. Principal Balance ($)**	**Wtd. Avg. Gross Coupon (%)**	**Wtd. Avg. Original LTV (%)**	**Wtd. Avg. FICO**	**% of Full Doc Loan**
5.000 - 5.999	1,508	375,176,227.83	38.59	248,790.60	5.574	69.55	713	86.48
6.000 - 6.999	1,754	369,524,276.43	38.01	210,675.19	6.528	79.76	660	59.95
7.000 - 7.999	1,041	164,625,515.51	16.93	158,141.71	7.464	83.01	627	55.76
8.000 - 8.999	411	45,960,341.09	4.73	111,825.65	8.432	82.71	594	57.03
9.000 - 9.999	153	13,138,792.65	1.35	85,874.46	9.415	81.05	563	59.31
10.000 - 10.999	45	2,806,726.68	0.29	62,371.70	10.361	74.80	542	55.15
11.000 - 11.999	10	759,159.88	0.08	75,915.99	11.389	62.86	549	66.83
12.000 - 12.999	1	120,800.00	0.01	120,800.00	12.100	80.00	511	100.00
Total:	**4,923**	**$972,111,840.07**	**100.00%**	**$197,463.30**	**6.463%**	**76.50%**	**670**	**69.33%**

The Group I Mortgage Loans

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

Current Unpaid Principal Balance ($)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
0.01 - 50,000.00	189	8,131,595.34	0.84	43,024.31	8.432	71.77	600	78.40
50,000.01 - 100,000.00	896	67,604,972.59	6.95	75,451.98	7.451	75.39	627	73.75
100,000.01 - 150,000.00	914	114,073,388.69	11.73	124,806.77	6.854	75.32	653	70.25
150,000.01 - 200,000.00	809	141,731,986.26	14.58	175,194.05	6.599	75.80	662	70.68
200,000.01 - 250,000.00	759	169,241,318.15	17.41	222,979.34	6.404	76.57	665	69.16
250,000.01 - 300,000.00	494	135,884,838.24	13.98	275,070.52	6.308	78.62	672	69.98
300,000.01 - 350,000.00	332	107,675,274.22	11.08	324,323.12	6.206	78.82	678	65.37
350,000.01 - 400,000.00	213	79,910,717.35	8.22	375,167.69	6.141	77.49	693	65.17
400,000.01 - 450,000.00	147	62,478,457.75	6.43	425,023.52	5.976	76.93	705	71.16
450,000.01 - 500,000.00	132	63,426,485.83	6.52	480,503.68	6.147	74.26	694	70.60
500,000.01 - 550,000.00	15	7,991,200.48	0.82	532,746.70	6.043	66.35	729	67.07
550,000.01 - 600,000.00	13	7,516,500.00	0.77	578,192.31	5.582	70.71	716	76.58
600,000.01 - 650,000.00	8	4,983,105.17	0.51	622,888.15	6.049	67.84	693	49.30
700,000.01 - 750,000.00	2	1,462,000.00	0.15	731,000.00	6.494	77.44	666	0.00
Total:	**4,923**	**$972,111,840.07**	**100.00%**	**$197,463.30**	**6.463%**	**76.50%**	**670**	**69.33%**

The Group I Mortgage Loans

DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE								
Original Principal Balance ($)	Number of Loans	Original Principal Balance ($)	% of Pool by Principal Balance	Avg. Original Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
0.01 - 50,000.00	189	8,140,516.75	0.84	43,071.52	8.432	71.77	600	78.40
50,000.01 - 100,000.00	896	67,614,094.00	6.95	75,462.16	7.451	75.39	627	73.75
100,000.01 - 150,000.00	914	114,082,381.66	11.73	124,816.61	6.854	75.32	653	70.25
150,000.01 - 200,000.00	808	141,540,186.00	14.56	175,173.50	6.600	75.84	661	70.78
200,000.01 - 250,000.00	760	169,449,774.00	17.43	222,960.23	6.403	76.53	665	69.08
250,000.01 - 300,000.00	493	135,593,693.00	13.95	275,037.92	6.310	78.64	672	70.14
300,000.01 - 350,000.00	333	107,982,664.00	11.11	324,272.26	6.204	78.79	678	65.19
350,000.01 - 400,000.00	213	79,914,312.00	8.22	375,184.56	6.141	77.49	693	65.17
400,000.01 - 450,000.00	147	62,480,623.00	6.43	425,038.25	5.976	76.93	705	71.16
450,000.01 - 500,000.00	132	63,428,604.00	6.52	480,519.73	6.147	74.26	694	70.60
500,000.01 - 550,000.00	15	7,992,200.00	0.82	532,813.33	6.043	66.35	729	67.07
550,000.01 - 600,000.00	13	7,516,500.00	0.77	578,192.31	5.582	70.71	716	76.58
600,000.01 - 650,000.00	8	4,983,700.00	0.51	622,962.50	6.049	67.84	693	49.30
700,000.01 - 750,000.00	2	1,462,000.00	0.15	731,000.00	6.494	77.44	666	0.00
Total:	**4,923**	**$972,181,248.41**	**100.00%**	**$197,477.40**	**6.463%**	**76.50%**	**670**	**69.33%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

The Group I Mortgage Loans

DISTRIBUTION BY CREDIT GRADE

Credit Grade	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
AA	4,130	846,170,582.09	87.04	204,883.92	6.361	76.82	678	69.34
A+	414	72,930,098.33	7.50	176,159.66	6.966	75.93	616	62.94
A-	249	36,997,360.29	3.81	148,583.78	7.071	73.27	622	76.30
B	88	12,147,679.94	1.25	138,041.82	7.735	72.32	596	83.78
C	31	2,919,590.44	0.30	94,180.34	9.084	62.73	544	76.02
C-	10	911,528.98	0.09	91,152.90	10.888	57.89	553	72.38
FICOs Only	1	35,000.00	0.01	35,000.00	8.990	55.56	607	100.00
Total:	**4,923**	**$972,111,840.07**	**100.00%**	**$197,463.30**	**6.463%**	**76.50%**	**670**	**69.33%**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
1-120	20	1,164,035.57	0.12	58,201.78	7.259	66.60	632	56.93
121-180	499	65,138,270.12	6.70	130,537.62	6.425	71.17	660	62.76
181 - 240	279	42,715,634.84	4.39	153,102.63	6.361	73.27	667	72.63
241 - 300	7	1,203,300.00	0.12	171,900.00	6.392	76.67	651	47.98
301 - 360	4,118	861,890,599.54	88.66	209,298.35	6.470	77.07	671	69.71
Total:	**4,923**	**$972,111,840.07**	**100.00%**	**$197,463.30**	**6.463%**	**76.50%**	**670**	**69.33%**

The Group I Mortgage Loans

Distribution by Original Term to Maturity

Original Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
1-120	20	1,164,035.57	0.12	58,201.78	7.259	66.60	632	56.93
121-180	499	65,138,270.12	6.70	130,537.62	6.425	71.17	660	62.76
181 - 240	279	42,715,634.84	4.39	153,102.63	6.361	73.27	667	72.63
241 - 300	7	1,203,300.00	0.12	171,900.00	6.392	76.67	651	47.98
301 - 360	4,118	861,890,599.54	88.66	209,298.35	6.470	77.07	671	69.71
Total:	**4,923**	**$972,111,840.07**	**100.00%**	**$197,463.30**	**6.463%**	**76.50%**	**670**	**69.33%**

Distribution by Original LTV

Original LTV (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
30.00 or less	60	8,083,041.78	0.83	134,717.36	5.974	25.11	710	72.49
30.01 - 35.00	30	5,183,465.18	0.53	172,782.17	5.975	32.81	724	58.94
35.01 - 40.00	52	9,119,179.04	0.94	175,368.83	5.909	37.68	716	75.52
40.01 - 45.00	100	18,108,682.00	1.86	181,086.82	5.958	42.86	717	75.03
45.01 - 50.00	128	23,612,955.90	2.43	184,476.22	5.816	47.83	708	74.42
50.01 - 55.00	167	30,890,028.08	3.18	184,970.23	5.899	52.83	695	78.32
55.01 - 60.00	222	44,169,078.85	4.54	198,959.81	5.937	57.78	689	67.25
60.01 - 65.00	373	80,840,698.22	8.32	216,731.09	6.045	63.05	685	71.56
65.01 - 70.00	394	81,737,587.69	8.41	207,455.81	6.143	68.42	675	70.81
70.01 - 75.00	483	99,293,420.70	10.21	205,576.44	6.342	73.54	666	65.21
75.01 - 80.00	901	167,840,392.16	17.27	186,282.34	6.594	79.11	656	63.23
80.01 - 85.00	647	121,100,388.97	12.46	187,172.16	6.718	84.07	644	69.49
85.01 - 90.00	800	165,044,298.75	16.98	206,305.37	6.712	89.46	661	66.29
90.01 - 95.00	316	65,968,787.14	6.79	208,761.98	6.831	94.54	670	79.24
95.01 - 100.00	249	50,959,915.61	5.24	204,658.30	7.052	99.89	699	79.80
100.01 - 105.00	1	159,920.00	0.02	159,920.00	6.990	100.05	690	0.00
Total:	**4,923**	**$972,111,840.07**	**100.00%**	**$197,463.30**	**6.463%**	**76.50%**	**670**	**69.33%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

The Group I Mortgage Loans

DISTRIBUTION BY STATE

State	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
California	1,945	481,758,984.31	49.56	247,690.99	6.234	73.82	677	71.81
New York	337	85,361,150.96	8.78	253,297.18	6.217	75.39	679	52.74
Florida	407	57,810,722.23	5.95	142,041.09	6.938	80.74	648	62.15
New Jersey	162	40,130,185.49	4.13	247,717.19	6.348	75.50	676	72.63
Texas	386	36,681,061.60	3.77	95,028.66	7.619	77.39	619	64.96
Massachusetts	132	30,922,429.55	3.18	234,260.83	6.326	73.01	676	58.70
Illinois	149	28,587,266.07	2.94	191,860.85	6.495	77.84	693	73.26
Maryland	100	21,393,760.52	2.20	213,937.61	6.316	80.04	678	82.24
Ohio	144	18,215,219.78	1.87	126,494.58	6.821	85.52	668	77.30
Connecticut	74	15,247,646.64	1.57	206,049.28	6.182	76.47	687	68.80
Michigan	111	15,140,665.26	1.56	136,402.39	6.755	81.51	654	76.23
Virginia	57	13,908,641.72	1.43	244,011.26	6.443	84.00	681	72.13
Minnesota	72	12,979,909.49	1.34	180,276.52	6.348	78.64	677	66.19
Other	847	113,974,196.45	11.72	134,562.22	7.052	83.23	651	72.52
Total:	**4,923**	**$972,111,840.07**	**100.00%**	**$197,463.30**	**6.463%**	**76.50%**	**670**	**69.33%**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Owner Occupied	4,605	922,147,547.30	94.86	200,249.20	6.444	76.78	669	69.93
Non-Owner Occupied	301	46,077,168.96	4.74	153,080.30	6.802	70.52	685	58.80
Second Home	17	3,887,123.81	0.40	228,654.34	6.794	81.06	681	50.84
Total:	**4,923**	**$972,111,840.07**	**100.00%**	**$197,463.30**	**6.463%**	**76.50%**	**670**	**69.33%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

The Group I Mortgage Loans

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Single Family Residence	3,894	748,876,375.19	77.04	192,315.45	6.456	76.39	668	70.91
PUD Detached	367	86,482,146.73	8.90	235,646.18	6.427	77.09	673	71.64
2-4 Family Residence	349	82,042,664.35	8.44	235,079.27	6.543	76.02	680	51.76
Condominium	241	41,540,293.80	4.27	172,366.36	6.490	77.29	679	72.06
PUD Attached	71	12,958,360.00	1.33	182,512.11	6.480	79.30	677	64.59
Modular	1	212,000.00	0.02	212,000.00	6.750	83.14	600	100.00
Total:	**4,923**	**$972,111,840.07**	**100.00%**	**$197,463.30**	**6.463%**	**76.50%**	**670**	**69.33%**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Cashout Refinance	3,514	675,822,832.53	69.52	192,322.95	6.492	74.89	660	68.46
Purchase	751	161,729,612.93	16.64	215,352.35	6.667	87.25	693	64.41
Rate/Term Refinance	658	134,559,394.61	13.84	204,497.56	6.071	71.63	694	79.63
Total:	**4,923**	**$972,111,840.07**	**100.00%**	**$197,463.30**	**6.463%**	**76.50%**	**670**	**69.33%**

The Group I Mortgage Loans

DISTRIBUTION BY DOCUMENTATION TYPE								
Documentation Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Full Documentation	3,478	673,952,996.12	69.33	193,776.02	6.299	76.46	674	100.00
Stated Documentation	1,269	260,547,816.75	26.80	205,317.43	6.880	76.58	661	0.00
Limited Documentation	176	37,611,027.20	3.87	213,699.02	6.502	76.69	666	0.00
Total:	**4,923**	**$972,111,840.07**	**100.00%**	**$197,463.30**	**6.463%**	**76.50%**	**670**	**69.33%**

DISTRIBUTION BY FICO SCORE								
FICO Score	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
500.00 - 519.99	91	10,006,981.69	1.03	109,966.83	8.732	73.87	510	63.41
520.00 - 539.99	152	18,907,810.03	1.95	124,393.49	8.151	76.05	531	81.46
540.00 - 559.99	221	29,847,700.38	3.07	135,057.47	7.614	75.73	551	75.56
560.00 - 579.99	241	34,378,449.14	3.54	142,649.17	7.479	75.97	569	78.93
580.00 - 599.99	274	47,168,332.42	4.85	172,147.20	7.091	78.14	590	68.34
600.00 - 619.99	384	65,301,255.38	6.72	170,055.35	7.026	79.13	610	71.16
620.00 - 639.99	546	101,483,820.81	10.44	185,867.80	6.710	79.02	630	61.40
640.00 - 659.99	694	132,006,148.87	13.58	190,210.59	6.530	79.15	649	60.86
660.00 - 679.99	557	115,674,583.43	11.90	207,674.30	6.387	80.34	670	60.09
680.00 - 699.99	437	95,773,302.77	9.85	219,160.88	6.253	78.77	689	62.28
700.00 - 719.99	361	82,229,072.69	8.46	227,781.36	6.104	78.67	709	66.42
720.00 - 739.99	272	65,044,658.09	6.69	239,134.77	5.858	73.33	729	76.28
740.00 - 759.99	263	62,185,478.12	6.40	236,446.68	5.824	70.87	750	82.91
760.00 - 779.99	245	66,863,446.83	6.88	272,912.03	5.716	69.86	769	83.83
780.00 - 799.99	154	37,728,534.73	3.88	244,990.49	5.651	62.33	787	87.34
800.00 - 819.99	30	7,242,264.69	0.75	241,408.82	5.580	64.23	804	99.52
820.00 - 839.99	1	270,000.00	0.03	270,000.00	6.400	90.00	820	0.00
Total:	**4,923**	**$972,111,840.07**	**100.00%**	**$197,463.30**	**6.463%**	**76.50%**	**670**	**69.33%**

The Group I Mortgage Loans

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
0	806	121,217,146.44	12.47	150,393.48	6.887	77.73	659	70.67
12	636	156,889,683.20	16.14	246,681.89	6.251	75.33	682	60.46
24	331	71,328,397.96	7.34	215,493.65	6.432	77.49	669	67.16
36	3,150	622,676,612.47	64.05	197,675.12	6.437	76.44	669	71.55
Total:	**4,923**	**$972,111,840.07**	**100.00%**	**$197,463.30**	**6.463%**	**76.50%**	**670**	**69.33%**

DISTRIBUTION BY LIEN TYPE

Lien Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
1st Lien	4,923	972,111,840.07	100.00	197,463.30	6.463	76.50	670	69.33
Total:	**4,923**	**$972,111,840.07**	**100.00%**	**$197,463.30**	**6.463%**	**76.50%**	**670**	**69.33%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

The Group II Mortgage Loans

Collateral Summary

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

Scheduled Principal Balances:	**$72,490,659.53**
Number of Mortgage Loans:	**246**
Average Scheduled Principal Balance:	**$294,677.48**
Weighted Average Gross Coupon:	**5.994%**
Weighted Average Net Coupon:	**5.494%**
Weighted Average Original FICO Score:	**677**
Weighted Average Original LTV Ratio[1]:	**89.50%**
Weighted Average Stated Remaining Term (months):	**334**
Weighted Average Original Term (months):	**334**
Weighted Average Next Rate Adjustment Date:	**November 2004**
Weighted Average Gross Margin:	**4.739%**
Weighted Average Initial Rate Cap:	**2.155%**
Weighted Average Periodic Rate Cap:	**2.155%**
Weighted Average Gross Maximum Lifetime Rate:	**13.157%**
Weighted Average Gross Minimum Lifetime Rate:	**4.739%**

[1] As used herein, references to Loan-to-Value Ratios are references to combined Loan-to-Value Ratios with respect to second lien Mortgage Loans

The Group II Mortgage Loans

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
10 Yr IO --> 1 Mo LIBOR	86	31,760,888.09	43.81	369,312.65	4.617	88.68	726	37.93
2 Yr Fixed --> 6 Mo LIBOR	157	40,128,211.64	55.36	255,593.70	7.051	90.18	639	46.81
3 Yr Fixed --> 6 Mo LIBOR	2	264,250.00	0.36	132,125.00	7.268	85.17	649	0.00
30LIB24M16	1	337,309.80	0.47	337,309.80	8.850	90.00	614	0.00
Total:	**246**	**$72,490,659.53**	**100.00%**	**$294,677.48**	**5.994%**	**89.50%**	**677**	**42.53%**

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

Current Gross Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
4.000 - 4.999	74	27,107,210.09	37.39	366,313.65	4.519	89.29	733	37.70
5.000 - 5.999	25	8,448,973.17	11.66	337,958.93	5.452	89.90	680	63.44
6.000 - 6.999	60	18,507,232.08	25.53	308,453.87	6.623	90.87	651	49.32
7.000 - 7.999	57	12,991,192.26	17.92	227,915.65	7.392	89.62	642	32.03
8.000 - 8.999	21	4,327,664.50	5.97	206,079.26	8.455	86.79	574	32.53
9.000 - 9.999	5	725,200.00	1.00	145,040.00	9.365	80.37	545	48.95
10.000 - 10.999	4	383,187.43	0.53	95,796.86	10.318	72.56	569	51.83
Total:	**246**	**$72,490,659.53**	**100.00%**	**$294,677.48**	**5.994%**	**89.50%**	**677**	**42.53%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

The Group II Mortgage Loans

Current Unpaid Principal Balance ($)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE								
0.01 - 50,000.00	2	88,100.00	0.12	44,050.00	8.855	75.63	556	56.30
50,000.01 - 100,000.00	20	1,537,913.43	2.12	76,895.67	8.061	81.24	590	69.59
100,000.01 - 150,000.00	27	3,336,727.96	4.60	123,582.52	7.067	83.38	645	39.26
150,000.01 - 200,000.00	17	3,070,850.63	4.24	180,638.27	6.677	88.86	634	58.60
200,000.01 - 250,000.00	32	7,186,030.07	9.91	224,563.44	6.069	89.99	675	53.46
250,000.01 - 300,000.00	24	6,722,599.17	9.27	280,108.30	5.878	87.63	678	57.43
300,000.01 - 350,000.00	46	14,885,057.88	20.53	323,588.21	6.443	91.38	664	51.70
350,000.01 - 400,000.00	29	10,965,047.57	15.13	378,105.09	5.988	89.99	677	37.69
400,000.01 - 450,000.00	14	5,991,790.00	8.27	427,985.00	6.133	92.01	673	35.81
450,000.01 - 500,000.00	17	8,139,042.82	11.23	478,767.22	5.641	89.20	694	17.98
500,000.01 - 550,000.00	3	1,580,850.00	2.18	526,950.00	4.273	99.99	727	32.75
550,000.01 - 600,000.00	10	5,756,650.00	7.94	575,665.00	4.894	92.80	725	39.85
600,000.01 - 650,000.00	5	3,230,000.00	4.46	646,000.00	4.634	78.30	726	20.12
Total:	**246**	**$72,490,659.53**	**100.00%**	**$294,677.48**	**5.994%**	**89.50%**	**677**	**42.53%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

The Group II Mortgage Loans

DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE

Original Principal Balance ($)	Number of Loans	Original Principal Balance ($)	% of Pool by Principal Balance	Avg. Original Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
0.01 - 50,000.00	2	88,100.00	0.12	44,050.00	8.855	75.63	556	56.30
50,000.01 - 100,000.00	20	1,538,200.00	2.12	76,910.00	8.061	81.24	590	69.59
100,000.01 - 150,000.00	27	3,337,870.00	4.60	123,624.81	7.067	83.38	645	39.26
150,000.01 - 200,000.00	17	3,071,619.00	4.24	180,683.47	6.677	88.86	634	58.60
200,000.01 - 250,000.00	32	7,187,346.00	9.91	224,604.56	6.069	89.99	675	53.46
250,000.01 - 300,000.00	24	6,723,515.00	9.27	280,146.46	5.878	87.63	678	57.43
300,000.01 - 350,000.00	46	14,885,741.00	20.53	323,603.07	6.443	91.38	664	51.70
350,000.01 - 400,000.00	29	10,966,875.00	15.13	378,168.10	5.988	89.99	677	37.69
400,000.01 - 450,000.00	14	5,991,790.00	8.27	427,985.00	6.133	92.01	673	35.81
450,000.01 - 500,000.00	17	8,140,061.00	11.23	478,827.12	5.641	89.20	694	17.98
500,000.01 - 550,000.00	3	1,580,850.00	2.18	526,950.00	4.273	99.99	727	32.75
550,000.01 - 600,000.00	10	5,756,650.00	7.94	575,665.00	4.894	92.80	725	39.85
600,000.01 - 650,000.00	5	3,230,000.00	4.46	646,000.00	4.634	78.30	726	20.12
Total:	**246**	**$72,498,617.00**	**100.00%**	**$294,709.83**	**5.994%**	**89.50%**	**677**	**42.53%**

DISTRIBUTION BY CREDIT GRADE

Credit Grade	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
AA	120	34,073,135.70	47.00	283,942.80	6.924	91.54	651	43.78
A+	18	3,030,970.91	4.18	168,387.27	7.463	83.79	593	42.18
A-	14	2,749,210.75	3.79	196,372.20	7.726	85.08	571	77.15
B	7	730,374.69	1.01	104,339.24	8.923	77.21	530	63.95
C	1	146,079.39	0.20	146,079.39	10.600	56.04	611	0.00
FICOs Only	86	31,760,888.09	43.81	369,312.65	4.617	88.68	726	37.93
Total:	**246**	**$72,490,659.53**	**100.00%**	**$294,677.48**	**5.994%**	**89.50%**	**677**	**42.53%**

The Group II Mortgage Loans

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
241 - 300	86	31,760,888.09	43.81	369,312.65	4.617	88.68	726	37.93
301 - 360	160	40,729,771.44	56.19	254,561.07	7.068	90.14	639	46.12
Total:	**246**	**$72,490,659.53**	**100.00%**	**$294,677.48**	**5.994%**	**89.50%**	**677**	**42.53%**

DISTRIBUTION BY ORIGINAL TERM TO MATURITY

Original Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
241 - 300	86	31,760,888.09	43.81	369,312.65	4.617	88.68	726	37.93
301 - 360	160	40,729,771.44	56.19	254,561.07	7.068	90.14	639	46.12
Total:	**246**	**$72,490,659.53**	**100.00%**	**$294,677.48**	**5.994%**	**89.50%**	**677**	**42.53%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

The Group II Mortgage Loans

DISTRIBUTION BY ORIGINAL LTV								
Original LTV (%)	**Number of Loans**	**Unpaid Principal Balance ($)**	**% of Pool by Principal Balance**	**Avg. Principal Balance ($)**	**Wtd. Avg. Gross Coupon (%)**	**Wtd. Avg. Original LTV (%)**	**Wtd. Avg. FICO**	**% of Full Doc Loan**
40.01 - 45.00	1	109,500.00	0.15	109,500.00	4.600	44.90	751	100.00
45.01 - 50.00	1	290,000.00	0.40	290,000.00	6.990	46.70	635	0.00
50.01 - 55.00	2	140,000.00	0.19	70,000.00	8.277	52.64	590	0.00
55.01 - 60.00	3	736,079.39	1.02	245,359.80	6.654	57.73	657	39.40
60.01 - 65.00	4	1,142,875.00	1.58	285,718.75	5.261	64.47	682	43.13
65.01 - 70.00	8	1,707,100.00	2.35	213,387.50	5.527	69.00	703	43.00
70.01 - 75.00	4	1,427,000.00	1.97	356,750.00	6.374	73.94	618	24.53
75.01 - 80.00	27	7,516,636.97	10.37	278,393.96	6.079	79.17	652	26.44
80.01 - 85.00	53	14,949,085.40	20.62	282,058.22	5.864	84.40	675	26.82
85.01 - 90.00	45	12,332,866.79	17.01	274,063.71	6.267	89.23	666	54.34
90.01 - 95.00	29	8,937,529.26	12.33	308,190.66	6.659	94.94	650	50.59
95.01 - 100.00	68	22,889,986.72	31.58	336,617.45	5.669	99.85	707	50.83
100.01 - 105.00	1	312,000.00	0.43	312,000.00	4.640	100.01	701	0.00
Total:	**246**	**$72,490,659.53**	**100.00%**	**$294,677.48**	**5.994%**	**89.50%**	**677**	**42.53%**

The Group II Mortgage Loans

DISTRIBUTION BY GROSS MARGIN

Gross Margin (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
3.000 - 3.249	12	4,943,930.00	6.82	411,994.17	4.118	89.20	736	36.73
3.250 - 3.499	5	1,591,860.00	2.20	318,372.00	4.485	88.99	722	69.56
3.500 - 3.749	57	20,571,420.09	28.38	360,902.11	4.618	89.34	733	35.47
3.750 - 3.999	1	600,000.00	0.83	600,000.00	5.100	85.53	693	0.00
4.000 - 4.249	9	3,484,928.00	4.81	387,214.22	5.138	84.19	689	36.08
4.500 - 4.749	2	568,750.00	0.78	284,375.00	5.600	89.99	668	100.00
5.250 - 5.499	6	1,083,105.62	1.49	180,517.60	7.228	87.44	586	56.14
5.500 - 5.749	72	20,706,397.61	28.56	287,588.86	6.839	91.98	650	45.68
5.750 - 5.999	45	12,297,498.56	16.96	273,277.75	7.040	89.73	650	35.22
6.000 - 6.249	16	3,276,507.53	4.52	204,781.72	7.377	87.42	591	79.86
6.250 - 6.499	9	1,738,832.73	2.40	193,203.64	7.908	85.66	613	40.03
6.500 - 6.749	8	1,314,729.39	1.81	164,341.17	8.254	84.88	604	65.29
6.750 - 6.999	4	312,700.00	0.43	78,175.00	9.785	69.54	522	68.50
Total:	**246**	**$72,490,659.53**	**100.00%**	**$294,677.48**	**5.994%**	**89.50%**	**677**	**42.53%**

DISTRIBUTION BY MINIMUM MORTGAGE RATE

Minimum Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
3.000 - 3.499	17	6,535,790.00	9.02	384,458.24	4.208	89.15	733	44.73
3.500 - 3.999	58	21,171,420.09	29.21	365,024.48	4.631	89.23	732	34.47
4.000 - 4.499	9	3,484,928.00	4.81	387,214.22	5.138	84.19	689	36.08
4.500 - 4.999	2	568,750.00	0.78	284,375.00	5.600	89.99	668	100.00
5.000 - 5.499	6	1,083,105.62	1.49	180,517.60	7.228	87.44	586	56.14
5.500 - 5.999	117	33,003,896.17	45.53	282,084.58	6.914	91.14	650	41.79
6.000 - 6.499	25	5,015,340.26	6.92	200,613.61	7.561	86.81	598	66.05
6.500 - 6.999	12	1,627,429.39	2.25	135,619.12	8.548	81.93	588	65.91
Total:	**246**	**$72,490,659.53**	**100.00%**	**$294,677.48**	**5.994%**	**89.50%**	**677**	**42.53%**

The Group II Mortgage Loans

Distribution by Maximum Mortgage Rate

Maximum Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
12.000 - 12.499	87	32,145,638.09	44.34	369,490.09	4.622	88.75	725	38.67
12.500 - 12.999	12	3,410,545.17	4.70	284,212.10	5.861	95.91	680	92.35
13.000 - 13.499	19	5,382,304.28	7.42	283,279.17	6.305	90.47	662	58.97
13.500 - 13.999	41	13,124,927.80	18.11	320,120.19	6.754	91.03	646	45.37
14.000 - 14.499	32	8,340,662.39	11.51	260,645.70	7.182	88.38	639	32.53
14.500 - 14.999	26	4,987,839.67	6.88	191,839.99	7.842	91.72	646	29.02
15.000 - 15.499	12	2,311,026.43	3.19	192,585.54	8.216	87.80	568	54.44
15.500 - 15.999	8	1,679,328.27	2.32	209,916.03	8.705	84.75	575	8.92
16.000 - 16.499	3	455,750.00	0.63	151,916.67	9.249	81.56	568	18.76
16.500 - 16.999	2	269,450.00	0.37	134,725.00	9.561	78.38	506	100.00
17.000 - 17.499	3	237,108.04	0.33	79,036.01	10.145	82.74	543	83.76
17.500 - 17.999	1	146,079.39	0.20	146,079.39	10.600	56.04	611	0.00
Total:	**246**	**$72,490,659.53**	**100.00%**	**$294,677.48**	**5.994%**	**89.50%**	**677**	**42.53%**

Distribution by Initial Periodic Cap

Initial Periodic Cap (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
1.000	1	337,309.80	0.47	337,309.80	8.850	90.00	614	0.00
1.500	159	40,392,461.64	55.72	254,040.64	7.053	90.14	640	46.51
3.000	86	31,760,888.09	43.81	369,312.65	4.617	88.68	726	37.93
Total:	**246**	**$72,490,659.53**	**100.00%**	**$294,677.48**	**5.994%**	**89.50%**	**677**	**42.53%**

The Group II Mortgage Loans

DISTRIBUTION BY SUBSEQUENT PERIODIC CAP								
Subsequent Periodic Cap (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
1.000	1	337,309.80	0.47	337,309.80	8.850	90.00	614	0.00
1.500	159	40,392,461.64	55.72	254,040.64	7.053	90.14	640	46.51
3.000	86	31,760,888.09	43.81	369,312.65	4.617	88.68	726	37.93
Total:	**246**	**$72,490,659.53**	**100.00%**	**$294,677.48**	**5.994%**	**89.50%**	**677**	**42.53%**

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE								
Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
September 2003	22	8,317,191.09	11.47	378,054.14	4.725	88.17	718	30.07
October 2003	51	18,211,747.00	25.12	357,093.08	4.557	87.62	730	38.17
November 2003	13	5,231,950.00	7.22	402,457.69	4.654	93.16	727	49.57
June 2005	2	224,125.68	0.31	112,062.84	9.747	66.12	578	34.82
July 2005	4	570,127.97	0.79	142,531.99	8.189	89.37	571	88.96
August 2005	21	4,878,095.79	6.73	232,290.28	7.224	89.15	633	59.53
September 2005	57	13,322,550.00	18.38	233,728.95	6.953	90.37	633	41.71
October 2005	74	21,470,622.00	29.62	290,143.54	7.043	90.56	647	45.36
September 2006	2	264,250.00	0.36	132,125.00	7.268	85.17	649	0.00
Total:	**246**	**$72,490,659.53**	**100.00%**	**$294,677.48**	**5.994%**	**89.50%**	**677**	**42.53%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

The Group II Mortgage Loans

DISTRIBUTION BY STATE

State	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
California	136	47,107,798.45	64.98	346,380.87	5.661	90.57	687	39.49
Illinois	12	3,221,933.13	4.44	268,494.43	7.261	87.54	668	17.01
Massachusetts	8	3,136,400.00	4.33	392,050.00	6.691	83.48	663	35.49
Washington	7	2,236,209.22	3.08	319,458.46	5.585	95.59	714	49.58
Colorado	8	2,211,010.00	3.05	276,376.25	5.915	93.90	678	72.99
Florida	11	1,861,450.00	2.57	169,222.73	6.893	82.93	639	52.98
Virginia	4	1,395,342.20	1.92	348,835.55	6.286	80.21	655	45.96
New Jersey	5	1,206,750.00	1.66	241,350.00	6.818	94.03	624	83.07
Texas	5	923,387.31	1.27	184,677.46	7.249	87.45	603	64.12
New York	2	901,000.00	1.24	450,500.00	5.753	85.00	702	0.00
Arizona	2	883,471.00	1.22	441,735.50	4.632	74.25	721	26.43
Maryland	2	853,500.00	1.18	426,750.00	7.616	92.81	682	0.00
Minnesota	5	803,429.39	1.11	160,685.88	6.864	83.83	687	53.07
Other	39	5,748,978.83	7.93	147,409.71	6.971	88.12	623	68.95
Total:	**246**	**$72,490,659.53**	**100.00%**	**$294,677.48**	**5.994%**	**89.50%**	**677**	**42.53%**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Owner Occupied	234	69,624,174.61	96.05	297,539.21	6.005	89.49	677	43.68
Second Home	5	1,465,202.83	2.02	293,040.57	4.633	96.34	722	14.74
Non-Owner Occupied	7	1,401,282.09	1.93	200,183.16	6.881	82.63	671	14.58
Total:	**246**	**$72,490,659.53**	**100.00%**	**$294,677.48**	**5.994%**	**89.50%**	**677**	**42.53%**

The Group II Mortgage Loans

DISTRIBUTION BY PROPERTY TYPE								
Property Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Single Family Residence	191	55,884,454.75	77.09	292,588.77	6.120	90.27	671	42.88
PUD Detached	26	8,340,833.59	11.51	320,801.29	5.408	84.94	695	47.68
2-4 Family Residence	12	3,606,664.31	4.98	300,555.36	5.997	83.92	695	19.04
Condominium	13	3,248,706.88	4.48	249,900.53	5.276	94.50	707	58.10
PUD Attached	4	1,410,000.00	1.95	352,500.00	6.113	88.54	712	22.34
Total:	**246**	**$72,490,659.53**	**100.00%**	**$294,677.48**	**5.994%**	**89.50%**	**677**	**42.53%**

DISTRIBUTION BY LOAN PURPOSE								
Loan Purpose	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Purchase	108	35,930,516.04	49.57	332,689.96	5.618	94.43	706	37.72
Cashout Refinance	114	31,133,685.17	42.95	273,102.50	6.420	84.94	645	46.77
Rate/Term Refinance	24	5,426,458.32	7.49	226,102.43	6.037	82.98	672	50.08
Total:	**246**	**$72,490,659.53**	**100.00%**	**$294,677.48**	**5.994%**	**89.50%**	**677**	**42.53%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

The Group II Mortgage Loans

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
Stated Documentation	119	38,851,828.88	53.60	326,485.96	5.934	88.13	691	0.00
Full Documentation	116	30,831,130.15	42.53	265,785.60	5.960	91.40	666	100.00
Limited Documentation	11	2,807,700.50	3.87	255,245.50	7.197	87.58	626	0.00
Total:	**246**	**$72,490,659.53**	**100.00%**	**$294,677.48**	**5.994%**	**89.50%**	**677**	**42.53%**

DISTRIBUTION BY FICO SCORE

FICO Score	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
500.00 - 519.99	8	1,315,054.05	1.81	164,381.76	8.380	79.84	508	100.00
520.00 - 539.99	8	2,019,345.47	2.79	252,418.18	7.659	80.20	533	25.53
540.00 - 559.99	10	1,909,547.38	2.63	190,954.74	7.954	84.81	551	43.62
560.00 - 579.99	11	1,835,550.50	2.53	166,868.23	7.224	78.86	570	59.78
580.00 - 599.99	18	4,609,372.35	6.36	256,076.24	7.423	89.61	590	54.20
600.00 - 619.99	20	4,796,340.02	6.62	239,817.00	7.008	87.99	613	51.44
620.00 - 639.99	13	3,254,087.82	4.49	250,314.45	7.085	88.86	632	58.22
640.00 - 659.99	21	5,958,780.14	8.22	283,751.44	6.796	91.68	649	47.77
660.00 - 679.99	23	6,233,523.45	8.60	271,022.76	6.204	94.18	669	48.21
680.00 - 699.99	16	5,785,309.13	7.98	361,581.82	5.695	89.58	692	26.36
700.00 - 719.99	31	11,647,824.57	16.07	375,736.28	5.224	92.14	709	38.08
720.00 - 739.99	27	8,844,202.82	12.20	327,563.07	4.775	91.53	729	36.16
740.00 - 759.99	23	8,869,802.83	12.24	385,643.60	5.128	86.71	748	36.52
760.00 - 779.99	13	4,482,919.00	6.18	344,839.92	5.057	90.45	766	30.48
780.00 - 799.99	4	929,000.00	1.28	232,250.00	5.744	87.15	784	63.94
Total:	**246**	**$72,490,659.53**	**100.00%**	**$294,677.48**	**5.994%**	**89.50%**	**677**	**42.53%**

The Group II Mortgage Loans

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
0	118	39,611,788.35	54.64	335,693.12	5.124	88.63	712	37.77
12	12	3,152,282.76	4.35	262,690.23	6.601	92.49	633	43.89
24	112	29,136,088.42	40.19	260,143.65	7.091	90.36	636	49.30
36	4	590,500.00	0.81	147,625.00	6.967	89.13	628	20.83
Total:	**246**	**$72,490,659.53**	**100.00%**	**$294,677.48**	**5.994%**	**89.50%**	**677**	**42.53%**

DISTRIBUTION BY LIEN TYPE

Lien Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Original LTV (%)	Wtd. Avg. FICO	% of Full Doc Loan
1st Lien	246	72,490,659.53	100.00	294,677.48	5.994	89.50	677	42.53
Total:	**246**	**$72,490,659.53**	**100.00%**	**$294,677.48**	**5.994%**	**89.50%**	**677**	**42.53%**